CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A) to Items H
CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page **[DRP (SBSE-A)]** is an [√] INITIAL OR [ ] AMENDED response to report details for affirmative responses to **Item H of Schedule D** of Form SBSE-A;
 Check [√] item(s) being responded to:
 H (1) Has any domestic or foreign civil judicial court:
    [ ] (a) in the past ten years, enjoined the principal in connection with any investment-related activity?
    [√] (b) ever found that the principal was involved in a violation of investment-related statutes or regulations?
    [ ] (c) ever dismissed, pursuant to a settlement agreement, an investment-related civil judicial action brought against the principal by a state or foreign financial regulatory authority?
 	
    H(2) [ ] Is the principal now the subject of any civil judicial proceeding that could result in a "yes" answer to any part of H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page. One event may result in more than one affirmative answer to Item H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs. It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP. If a *principal* is an individual or organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

PART I	
A	If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.
	Name of **Principal**: CREDIT SUISSE AG
	CRD Number:
	Registered: [ ] Yes [X] No
	[ ] This DRP should be removed from the SBS Entity record because the principal is no longer associated with the SBS Entity.
B	If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II. [ ] Yes [X] No
	Note: The completion of this Form does <u>not</u> relieve *the principal* of its obligation to update its CRD records.
1	**Court Action initiated by:** (Name of regulator, foreign financial regulatory authority, SRO, commodities exchange, agency, firm, private plaintiff, etc.) CLAYMORE HOLDING, LLC
2	**Principal Relief Sought:** (check appropriate item) [ ] Cease and Desist [ ] Disgorgement [ ] Money Damages (Private/Civil Complaint) [ ] Restraining Order [ ] Civil Penalty(ies)/Fine(s) [Injunction [] Restitution [ ] Other _____
	Other Relief Sought:

3	**Filing Date of Court Action** (MM/DD/YYYY) 07/16/2013		[X] Exact		[ ] Explanation	
	If not exact, provide explanation:					

4	**Principal Product Type:** (check appropriate item):	
	[ ] Annuity(ies) – Fixed	[ ] Futures – Commodity
	[ ] Annuity(ies) – Variable	[ ] Futures - Financial
	[ ] Banking Products (other than CD(s))	[ ] Index Option(s)
	[ ] CD(s)	[ ] Insurance
	[ ] Commodity Option(s)	[ ] Investment Contract(s)
	[ ] Debt – Asset Backed	[ ] Money Market Fund(s)
	[ ] Debt - Corporate	[ ] Mutual Fund(s)
	[ ] Debt - Government	[ ] No Product
	[ ] Debt – Municipal	[ ] Options
	[ ] Derivative(s)	[ ] Penny Stock(s)
	[ ] Direct Investment(s) – DPP & LP Interest(s)	[ ] Unit Investment Trust(s)
	[ ] Equity – OTC	[X] Other _____
	[ ] Equity Listed (Common & Preferred Stock)	
	Other Product Type: LOAN	

5	**Formal Action was brought in** (include name of Federal, State or Foreign Court, Location of Court – City or County <u>and</u> State or Country, Docket/Case Number): DISTRICT COURT OF DALLAS COUNTY, TEXAS
6	**Control Affiliate Employing Firm** when activity occurred which led to the civil judicial action (if applicable):
7	**Describe the allegations related to this civil action.** (The information must fit within the space provided.): CREDIT SUISSE ARRANGED AND SYNDICATED A LOAN REFINANCING FOR LAKE LAS VEGAS ("LLV"), A MASTER PLANNED COMMUNITY IN HENDERSON, NEVADA IN JUNE 2007. PLAINTIFF ALLEGES THAT CREDIT SUISSE, ALONG WITH THE APPRAISAL FIRM CB RICHARD ELLIS "CONCOCT[ED] AND APPROV[ED]" AN UNREASONABLE AND INFLATED APPRAISAL OF THE DEVELOPMENT THAT WAS PROVIDED TO THE INVESTORS IN THE REFINANCED LOAN, INCLUDING THE HIGHLAND-MANAGED FUNDS. THE HIGHLAND-MANAGED FUNDS PURCHASED OVER $250M OF THE $540 MILLION IN DEBT ISSUED IN CONNECTION WITH THE REFINANCING AND SUBSEQUENTLY ACQUIRED ADDITIONAL INTERESTS IN THE LOAN, INCLUDING ON THE SECONDARY MARKET. LLV FILED FOR BANKRUPTCY IN JULY 2008. THE COMPLAINT ALLEGES CLAIMS FOR BREACH OF CONTRACT (REGARDING THE CREDIT AGREEMENT), BREACH OF DUTY OF GOOD FAITH AND FAIR DEALING, FRAUD BY NON-DISCLOSURE, FRAUDULENT INDUCEMENT, AIDING AND ABETTING FRAUD, CIVIL CONSPIRACY AND UNJUST ENRICHMENT. THE COMPLAINT NAMES BOTH CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH AND CREDIT SUISSE SECURITIES (USA) LLC.

8	**Current Status?**	[] Pending	[ ] On Appeal	[X] Final

9	**If on appeal, action appealed to** (provide name of court):	Date Appeal Filed (MM/DD/YYYY):	
10	**If pending, date notice/process was served** (MM/DD/YYYY)	[] Exact	] Explanation
	If not exact, provide explanation:		

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11	How was matter resolved: (check appropriate item): [ ] Consent [X] Judgement Rendered [ ] Settled [ ] Dismissed [ ] Opinion [ ] Withdrawn [ ] Other _____
12	Resolution Date (MM/DD/YYYY) [X] Exact] Explanation
	09/04/2015
	If not exact, provide explanation:
13	Resolution Detail

	A	Were any of the following Sanctions Ordered or Relief Granted? (Check all appropriate items): [X] Monetary/Fine [ ] Revocation/Expulsion/Denial [ ] Disgorgement/Restitution [ ]Amount $ $211863998. 56 [ ] Censure [ ] Cease and Desist/Injunction [ ] Bar [ ] Suspension
	B	Other Sanctions:
	C	Sanction Detail: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against applicant or control affiliate, date paid and if any portion of penalty was waived. FIRMS WERE FINED $211,863,998. 56
14	Provide a brief summary of details related to action(s), allegation(s), disposition(s), and/or finding(s) disclosed above. (The information must fit within the space provided.)

CIVIL JUDICIAL ACTION DISCLOSURE REPORTING PAGE (SBSE-A)

GENERAL INSTRUCTIONS

This Disclosure Reporting Page **[DRP (SBSE-A)]** is an [√] INITIAL OR [ ] AMENDED response to report details for affirmative responses to **Item H of Schedule D** of Form SBSE-A;

Check [√] item(s) being responded to:

H (1) Has any domestic or foreign civil judicial court:

    [ ] (a) in the past ten years, enjoined the principal in connection with any investment-related activity?

    [] (b) ever found that the principal was involved in a violation of investment-related statutes or regulations?

    [ ] (c) ever dismissed, pursuant to a settlement agreement, an investment-related civil judicial action brought against the principal by a state or foreign financial regulatory authority?

H(2) [√] Is the principal now the subject of any civil judicial proceeding that could result in a "yes" answer to any part of H?

Use a separate DRP for each event or *proceeding*. An event or *proceeding* may be reported for more than one person or entity using one DRP. File with a completed Execution Page.

One event may result in more than one affirmative answer to Item H. Use only one DRP to report details related to the same event. Unrelated civil judicial actions must be reported on separate DRPs.

It is not a requirement that documents be provided for each event or proceeding. Should they be provided, they will not be accepted as disclosure in lieu of answering the questions on this DRP.

If a *principal* is an individual or organization registered through the CRD, such *principal* need only complete Part I of the *applicant's* appropriate DRP (SBSE-A). Details of the event must be submitted on the *principal's* appropriate DRP (BD) or DRP (U-4). If a *principal* is an organization <u>not</u> registered through the CRD, provide complete answers to all the items on the *applicant's* appropriate DRP (SBSE-A). The completion of this DRP does not relieve the *principal* of its obligation to update its CRD records.

PART I

A	If the *principal* is registered with the CRD, provide the CRD number. If not, indicate "non-registered" by checking the appropriate checkbox.
	Name of **Principal**: CREDIT SUISSE AG
	CRD Number:

	Registered:	[ ] Yes [X] No
	[ ] This DRP should be removed from the SBS Entity record because the principal is no longer associated with the SBS Entity.	
B	If the *principal* is registered through the CRD, has the *principal* submitted a DRP (with Form U-4) or DRP (BD) to the CRD System for the event? If the answer is "Yes," no other information on this DRP must be provided: If "No," complete Part II.	[ ] Yes [X] No
	Note: The completion of this Form does <u>not</u> relieve *the principal* of its obligation to update its CRD records.	

PART II		
1	**Court Action initiated by:** (Name of regulator, foreign financial regulatory authority, SRO, commodities exchange, agency, firm, private plaintiff, etc.) PRIVATE PLAINTIFF - CITY OF LIVONIA	
2	**Principal Relief Sought:** (check appropriate item) [ ] Cease and Desist [ ] Disgorgement [ ] Money Damages (Private/Civil Complaint) [ ] Restraining Order	[ ] Civil Penalty(ies)/Fine(s) [Injunction [] Restitution [X] Other _____
	Other Relief Sought: ADJUDGE THAT DEFENDANTS VIOLATED FEDERAL AND STATE LAWS; AWARD PLAINTIFFS AND MEMBERS OF THE CLASS TREBLE DAMAGES; AWARD REASONABLE ATTORNEY'S FEES AND COSTS OF SUIT; AWARD PRE- AND POST-JUDGMENT INTEREST; ESTABLISH A CONSTRUCTIVE TRUST INTO WHICH DEFENDANTS BE MADE TO DISGORGE ALL ILL-GOTTEN GAINS FROM WHICH PLAINTIFFS AND MEMBERS OF THE CLASS MAY OBTAIN RESTITUTION; AND GRANT SUCH OTHER, FURTHER AND DIFFERENT RELIEF AS MAY BE JUST AND PROPER.	
3	**Filing Date of Court Action** (MM/DD/YYYY) 01/31/2019	[X] Exact [ ] Explanation
	If not exact, provide explanation:	
4	**Principal Product Type:** (check appropriate item):	
	[ ] Annuity(ies) – Fixed [ ] Annuity(ies) – Variable [ ] Banking Products (other than CD(s)) [ ] CD(s) [ ] Commodity Option(s) [ ] Debt – Asset Backed [ ] Debt - Corporate [ ] Debt - Government [ ] Debt – Municipal [ ] Derivative(s) [ ] Direct Investment(s) – DPP & LP Interest(s) [ ] Equity – OTC [ ] Equity Listed (Common & Preferred Stock)	[ ] Futures – Commodity [ ] Futures - Financial [ ] Index Option(s) [ ] Insurance [ ] Investment Contract(s) [ ] Money Market Fund(s) [ ] Mutual Fund(s) [ ] No Product [ ] Options [ ] Penny Stock(s) [ ] Unit Investment Trust(s) [X] Other _____
	Other Product Type: LIBOR	

5	**Formal Action was brought in** (include name of Federal, State or Foreign Court, Location of Court – City or County <u>and</u> State or Country, Docket/Case Number):
	UNITED STATES DISTRICT COURT, SOUTHERN DISTRICT OF NEW YORK; CASE 1:19-CV-00965

6	**Control Affiliate Employing Firm** when activity occurred which led to the civil judicial action (if applicable):

7	**Describe the allegations related to this civil action.** (The information must fit within the space provided.):
	THE COMPLAINT ALLEGES THAT THE USD ICE LIBOR RATE FROM 2014 TO THE PRESENT HAS COLLUSIVELY BEEN SET ARTIFICIALLY LOW BY ALL DEFENDANTS, WHO INCLUDE THE PANEL BANKS AND CERTAIN AFFILIATES AND ICE AND ITS AFFILIATES. PLAINTIFF ALLEGES A "PROFIT-MOTIVATED CONSPIRACY" TO SET USD ICE LIBOR LOWER SO THAT THE PANEL BANK DEFENDANTS COULD MAKE LOWER INTEREST PAYMENTS ON FLOATING RATE NOTES AND INTEREST RATE SWAPS. IN ADDITION TO THE MOTIVE, PLAINTIFF CONTENDS THAT DEFENDANTS HAD THE OPPORTUNITY TO CONSPIRE THROUGH THE ICE PROCESS AND RECIDIVISM (ALLEGED MISCONDUCT WITH RESPECT TO LIBOR RATES IN THE PAST) SUPPORTS THE PRESENT CONSPIRACY. PLAINTIFF ALSO ASSERTS THAT ICE AND THE PANEL BANK DEFENDANTS FURTHERED THE CONSPIRACY BY CONCEALING THE "LACK OF INTERBANK FUNDING UNDERLYING USD ICE LIBOR DURING THE CLASS PERIOD. " TO SET ICE LIBOR, THE PANEL BANKS WERE INSTRUCTED TO ANSWER THE QUESTION: "AT WHAT RATE COULD YOU BORROW FUNDS, WERE YOU TO DO SO BY ASKING FOR AND THEN ACCEPTING INTERBANK OFFERS IN A REASONABLE MARKET SIZE JUST PRIOR TO 11AM?" PLAINTIFF ASSERTS THAT TO ANSWER OR EVEN ASK THIS QUESTION SUGGESTED THE EXISTENCE OF AN ACTIVE "INTERBANK" FUNDING MARKET; HOWEVER, THERE WAS NO SUCH UNDERLYING MARKET, THE PLAINTIFF CLAIMS. PLAINTIFF HAS ASSERTED TWO CLAIMS: ONE FOR PRICE-FIXING UNDER THE SHERMAN ACT AND ONE FOR UNJUST ENRICHMENT, BOTH PURPORTEDLY ON BEHALF OF A CLASS OF ALL PERSONS OR ENTITIES RESIDING IN THE UNITED STATES THAT DIRECTLY TRANSACTED WITH A PANEL BANK DEFENDANT IN AN ICE LIBOR-LINKED FLOATING RATE DEBT INSTRUMENT OR SWAP DURING THE CLASS PERIOD. CITY OF LIVONIA HAS NOT ALLEGED ANY SPECIFIC TRADES WITH CREDIT SUISSE, AND THERE ARE NO CREDIT SUISSE-SPECIFIC ALLEGATIONS OTHER THAN ICE LIBOR SUBMISSION DATA AND RELATED STATISTICS.

8	**Current Status?**	[X] Pending	[ ] On Appeal	[] Final

9	**If on appeal, action appealed to (provide name of court):**	Date Appeal Filed (MM/DD/YYYY):		

10	**If pending, date notice/process was served** (MM/DD/YYYY) 01/31/2019	[] Exact	[X] Explanation
	If not exact, provide explanation: WHILE THE COMPLAINT WAS FILED ON 01/31/2019; IT HAS NOT YET BEEN FORMALLY SERVED.		

If Final or On Appeal, complete all items below. For Pending Actions, complete Item 14 only.

11	**How was matter resolved**: (check appropriate item): [ ] Consent [ ] Judgement Rendered [ ] Settled [ ] Dismissed [ ] Opinion [ ] Withdrawn [ ] Other _____

12	**Resolution Date** (MM/DD/YYYY)	[] Exact	] Explanation

		If not exact, provide explanation:
13		**Resolution Detail**
	A	**Were any of the following Sanctions Ordered or Relief Granted?** (Check all appropriate items): [] Monetary/Fine [ ] Revocation/Expulsion/Denial [ ] Disgorgement/Restitution [ ]Amount $ [ ] Censure [ ] Cease and Desist/Injunction [ ] Bar [ ] Suspension
	B	**Other Sanctions**:
	C	**Sanction Detail**: If suspended, enjoined or barred, provide duration including start date and capacities affected (General Securities Principal, Financial Operations Principal, etc.). If requalification, by exam/retraining was a condition of the sanction, provide length of time given to re-qualify/retrain, type of exam required and whether condition has been satisfied. If disposition resulted in a fine, penalty, restitution, disgorgement or monetary compensation, provide total amount, portion levied against applicant or control affiliate, date paid and if any portion of penalty was waived.
14		**Provide a brief summary of details related to action(s), allegation(s), disposition(s), and/or finding(s) disclosed above.** (The information must fit within the space provided.) THE COMPLAINT ALLEGES THAT THE USD ICE LIBOR RATE FROM 2014 TO THE PRESENT HAS COLLUSIVELY BEEN SET ARTIFICIALLY LOW BY ALL DEFENDANTS, WHO INCLUDE THE PANEL BANKS AND CERTAIN AFFILIATES AND ICE AND ITS AFFILIATES. PLAINTIFF ALLEGES A "PROFIT-MOTIVATED CONSPIRACY" TO SET USD ICE LIBOR LOWER SO THAT THE PANEL BANK DEFENDANTS COULD MAKE LOWER INTEREST PAYMENTS ON FLOATING RATE NOTES AND INTEREST RATE SWAPS. IN ADDITION TO THE MOTIVE, PLAINTIFF CONTENDS THAT DEFENDANTS HAD THE OPPORTUNITY TO CONSPIRE THROUGH THE ICE PROCESS AND RECIDIVISM (ALLEGED MISCONDUCT WITH RESPECT TO LIBOR RATES IN THE PAST) SUPPORTS THE PRESENT CONSPIRACY. PLAINTIFF ALSO ASSERTS THAT ICE AND THE PANEL BANK DEFENDANTS FURTHERED THE CONSPIRACY BY CONCEALING THE "LACK OF INTERBANK FUNDING UNDERLYING USD ICE LIBOR DURING THE CLASS PERIOD. " TO SET ICE LIBOR, THE PANEL BANKS WERE INSTRUCTED TO ANSWER THE QUESTION: "AT WHAT RATE COULD YOU BORROW FUNDS, WERE YOU TO DO SO BY ASKING FOR AND THEN ACCEPTING INTERBANK OFFERS IN A REASONABLE MARKET SIZE JUST PRIOR TO 11AM?" PLAINTIFF ASSERTS THAT TO ANSWER OR EVEN ASK THIS QUESTION SUGGESTED THE EXISTENCE OF AN ACTIVE "INTERBANK" FUNDING MARKET; HOWEVER, THERE WAS NO SUCH UNDERLYING MARKET, THE PLAINTIFF CLAIMS. PLAINTIFF HAS ASSERTED TWO CLAIMS: ONE FOR PRICE-FIXING UNDER THE SHERMAN ACT AND ONE FOR UNJUST ENRICHMENT, BOTH PURPORTEDLY ON BEHALF OF A CLASS OF ALL PERSONS OR ENTITIES RESIDING IN THE UNITED STATES THAT DIRECTLY TRANSACTED WITH A PANEL BANK DEFENDANT IN AN ICE LIBOR-LINKED FLOATING RATE DEBT INSTRUMENT OR SWAP DURING THE CLASS PERIOD. CITY OF LIVONIA HAS NOT ALLEGED ANY SPECIFIC TRADES WITH CREDIT SUISSE, AND THERE ARE NO CREDIT SUISSE-SPECIFIC ALLEGATIONS OTHER THAN ICE LIBOR SUBMISSION DATA AND RELATED STATISTICS.